UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Starstream Entertainment, Inc.
(Exact name of registrant as specified in its charter)

Nevada

(State of other jurisdiction of incorporation or organization)

1917 Bayview Drive

New Smyrna Beach, FL 32168

Phone: (833) 422-7300

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

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STARSTREAM ENTERTAINMENT, INC.

SEMIANNUAL REPORT ON FORM 1-SA

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Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included in Item 3 of this report, and together with our audited consolidated financial statements and the related notes included in our Form 1-A for the fiscal year ended December 31, 2020. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this semi-annual report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “will”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the timing and release of our games, the implementation of our business model, our ability to enter into further licensing and publishing agreements, proceeds, timing and other expectations regarding the sale of Fig Game Shares, our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the section entitled “Risk Factors” in our Annual Statement on Form 1-A (File No. 024-11197), which was filed with the Securities and Exchange Commission, or SEC, on April 16, 2020 identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our ability to continue as a going concern; (3) we may not be able to have our content accepted by the marketplace; (4) markets for our products and services; (5) our cash flows; (6) our operating performance; (7) our financing activities; (8) Our ability to compete effectively; (9) our ability to source and finance video entertainment products (10) our tax status; (11) national, international and local economic and business conditions that could affect our business; (12) industry developments affecting our business, financial condition and results of operations; and (13) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, all references to “Starstream,” “we,” “us,” “our,” or “the Company” mean Starstream Entertainment, Inc. and its consolidated entities.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

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Overview

Our subsidiary, Facetime Consulting and Promotions LLC (“FCP”), is primarily focused in the on-demand event staffing industry. The primary placements that FCP makes are to companies in the consumer goods industry.

Across the Event Staffing Industry there are countless dedicated event staff that complete amazing work to represent brands and help them connect with their customers. FCP, a division of Starstream Entertainment, Inc., hand-picks and personally interviews Brand Ambassadors to ensure the ideal fit for its clients’ programs.

The Event Staffing and Experiential Marketing Industry has existed in its current form for 30 years and has operated with what amounts to an ‘ad hoc’ workforce. Brand Ambassadors, Field Managers, Promotional Models and other Experiential Marketing workers can join with FCP to legitimize their careers, gain accountability, receive career development, and increase the stability the industry. FCP is positioning itself to become a cornerstone of the event marketing industry by partnering with not only individual workers but with companies throughout the industry.

FCP works with clients to maximize brand messaging. FCP staff works to capture the key brand attributes and client messaging that are essential to telling our client’s story and optimizing conversions. FCP personally interviews each brand ambassador to ensure we present the “optimal fit” for our client’s needs. FCP strives to understand the importance of each client’s brand.

Our offices are located at 1917 Bayview Drive, New Smyrna Beach, FL 32168. We maintain a website at http://www.facetimepromo.com. Our phone number is 833-422-7300 and our email address is carla@facetimepromo.com. We do not incorporate the information on or accessible through our website into this report, and you should not consider any information on, or that can be accessed through, our website a part of this report.

Organizational History

SSF was organized on April 11, 2012 in Delaware as a single purpose entity to invest into Butler Films, LLC, a Delaware limited liability company, formed for the purpose of financing, developing, producing, distributing and exploiting the motion picture entitled “Lee Daniels’ The Butler,” which was theatrically released on August 16, 2013. SSF originally had two members, Charles Bonan (President and Chairman of SSET) (70%) and Lawrence Ladove (30%). In August 2013, Mr. Bonan and Mr. Ladove assigned their membership interests in SSF to SSE. In connection with and in consideration of the assignment by Mr. Ladove, on August 2, 2013, SSF assigned 30% of its films rights with respect to “Lee Daniels’ The Butler” to the Ladove Family Trust. As a result, SSF became a wholly owned subsidiary of SSE entitled to 70% of such rights. See "Our Portfolio of Films" below.

In July 2014, Starstream Entertainment, Inc. (the “Company”) formed a new, wholly owned subsidiary, YHSSE, LLC, a Delaware limited liability company (“YHSSE”), in connection with the Company’s plans to produce and invest in a new feature-length motion picture. The Company no longer produces or invests in films.

The Company currently has one subsidiary. Our subsidiary, Facetime Consulting and Promotions LLC (“FCP”), is primarily focused in the on-demand event staffing industry.

Results of Operations

On July 22, 2020, the offering circular for our Reg A offering of Starstream Entertainment, Inc. was qualified by the SEC, which was an important milestone in the expansion of our operations and the execution of our business model.

As of June 30, 2021, we have cash balance of $92,475. Our cash balance is not sufficient to fund our limited level of operations for any substantive period of time. We have been utilizing, and may continue to utilize, funds from the sale of Company stock.

In order to implement our plan of operations for the next twelve-month period, we require a minimum of $500,000 of funding. We plan to obtain this funding from the sale of shares of our common stock or through debt financing.

During the six month period ended June 30, 2021, a total of 10,000,000 shares of common stock were sold for a total of $100,000.00.

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The Six Months Ended June 30, 2021 and June 30, 2020

Revenue: The company generated $469,742 in revenue for the six months ended June 30, 2021 and $353,315 for the six months ended June 30, 2020.

Operating Expenses: Operating expenses for the six months ended June 30, 2021, were $349,411 and $61,193 for the six months ended June 30, 2020. Operating expenses for the six months ended June 30, 2021 comprised of general and administrative expenses.

Net Income/Loss: Net loss for the six months ended June 30, 2021, was $131,717 and $33,934 net income for the six months ended June 30, 2020. The net loss for the six months ended June 30, 2021, was the result of general and administrative expenses.

Prepaid Assets

As of June 30, 2021, the Company prepaid expenses of $17,500.

Liquidity and Capital Resources

We had cash of $341,506 at June 30, 2021 and $206,338 at June 30, 2020.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management’s Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans on June 30, 2021.

5

Going Concern

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans embodied in our business model and eventually secure other sources of financing and attain profitable operations. To date, we have had no revenue and significant losses. Accordingly, we have depended on sale of Web Global Holdings Shares to fund our operations and there is a risk that we may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. As such, there is substantial doubt regarding our ability to continue as a going concern for a period of one year from the date our condensed consolidated financial statements are issued. The accompanying condensed consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Item 2.	Other Information

None.

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Item 3.	Financial Statements

STARSTREAM ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2021 & 2020 (UNAUDITED)

	2020	2019

ASSETS

CURRENT ASSETS

Cash	$341,506	$206,338

Prepaid expenses	17,500	–

TOTAL CURRENT ASSETS	359,006	206,338

FIXED ASSETS	8,000	–

OTHER ASSETS	39,737	–

TOTAL ASSETS	$406,743	$206,338

LIABILITIES

Accounts Payable	$6,497	$2,818

Accrued Interest Payable	6,444	1,093

Due to Stockholder	27,490	–

Notes Payable (Note 2)	98,500	123,500

TOTAL CURRENT LIABILITIES	138,931	127,411

TOTAL LIABILITIES	138,931	127,411

STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred A Stock $.001 par value 10,000,000 Authorized 2 issued, and outstanding at June 30, 2021 and June 30, 2020 respectively

Preferred B Stock $.001 par value 1,000,000 Authorized I issued and Outstanding at June 30, 2021 and 0 authorized and 0 issued and Outstanding at June 30, 2020

Common Stock, $.001 par value 450,000,000 Authorized 115,010,196 issued and outstanding at June 30, 2021 and 18,010,196 Issued and outstanding June 30, 2019	115,010	18,010

Additional paid-in-capital	333,678	–

Accumulated earnings	(180,876)	60,917

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	267,812	78,927

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$406,743	$206,338

The accompanying notes are an integral part of the financial statements.

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STARSTREAM ENTERTAINMENT, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 & 2020

(UNAUDITED)

	For the Three Months Ended June 30, 2021	For the Three Months Ended June 30, 2020	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020
REVENUES:
Sales	$221,552	$153,175	$469,742	$353,315

TOTAL REVENUE	221,552	153,175	469,742	353,315

COST OF SALES	127,478	83,387	250,616	257,097

GROSS MARGIN	94,074	69,788	219,126	96,218

OPERATING EXPENSES:
General & administrative expenses	52,931	18,373	190,088	22,734

Marketing	16,402	4,431	20,086	5,911

Wages	59,085	–	110,369	–

Meals & entertainment	2,842	1,566	5,679	3,272

Professional Fees	933	8,158	3,405	19,960

Insurance	2,427	739	5,891	1,386

Travel	2,781	118	4,733	680

Rent & related expenses	4,810	2,900	9,160	7,250

Total Operating expenses	142,211	36,285	349,411	61,193

NET OPERATING INCOME/ (LOSS)	(48,137)	33,503	(130,285)	35,025

OTHER INCOME/(EXPENSE)
Other income	345		400	–

Finance and interest fees	(921)	(748)	(1,832)	(1,097)

NET INCOME/ (LOSS)	$(48,713)	$32,755	$(131,717)	$33,934

Basic and Diluted Net Income/Loss per Common Share	(.00042)	.0018	(.00114)	.0019

Weighted Average Number of Common Shares Outstanding	115,010,196	18,010,196	115,010,196	18,010,196

The accompanying notes are an integral part of the financial statements.

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STARSTREAM ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 & 2020

(UNAUDITED)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income / (Loss)	$(131,717)	$33,934

Adjustments to reconcile net income to net cash provided By operating activities:

Stock Issued for Services	28,782

Changes in operating assets and liabilities:

Increase/(decrease in accrued interest payable	3,663	1,093

Increase/(decrease) in accrued payroll	–	(85)

(Increase)/decrease in prepaid expenses	(17,500)	–

Increase/ (decrease) in accounts payable	(5,502)	2,675

(Increase)/decrease in other assets	(32,987)	7,492

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$(155,261)	$45,106

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of fixed assets	(8,000)	–

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(8,000)

CASH FLOWS FROM FINANCING ACTIVITIES

(Decrease)/Increase in REG A	371,495	–

(Decrease)/Increase in notes payable	–	112,510

(Decrease)/Increase in Due from Stockholder	–	(6,963)

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	371,495	105,547

NET INCREASE (DECREASE) IN CASH	208,234	150,656

CASH AND EQUIVALENTS, BEGINNING OF PERIOD	133,272	55,682

CASH AND EQUIVALENTS, END OF PERIOD	$341,506	$206,388

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Common stock issued for compensation

The accompanying notes are an integral part of the financial statements.

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STARSTREAM ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE THREE MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

	PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID	ACCUMULATED EQUITY	TOTAL SHAREHOLDERS’ EQUITY
	SHARES	VALUE	SHARES	VALUE	IN CAPITAL	(DEFICIT)	(DEFICIT)

BALANCE DECEMBER 31, 2017	2	$0	18,010,196	$18,010	$0	$(14,128)	$3,882

NET INCOME DECEMBER 31, 2018						$8,865	$8,865
BALANCE DECEMBER 31, 2018	2	$0	18,010,196	$18,010	$0	$(5,263)	$12,747

ISSUANCE OF PREFERRED B SHARES	1
NET INCOME DECEMBER 31,2019						32,246	32,247
BALANCE DECEMBER 31, 2019	3	$0	18,010,196	$18,010	$0	$26,983	$44,993

Common Stock Issued as Compensation			35,000,000	35,000	$(30,000)		5,000
Common Stock Issued under REG A			15,000,000	15,000	$10,401		25,401
NET LOSS DECEMBER 31, 2020						(76,142)	(76,142)
BALANCE DECEMBER 31, 2020	3	$0	68,010,196	$68,010	$(19,599)	$(49,159)	$(748)

Common Stock Issued for Services			6,000,000	6,000	54,000		60,000
Common Stock Issued under REG A			15,000,000	15,000	131,495		146,495
Common Stock Issued for note conversion			2,500,000	2,500	22,500		25,000
NET LOSS MARCH 31, 2021						(83,004)	(83,004)
BALANCE MARCH 31, 2021	3	$0	91,510,196	$91,510	$188,396	$(132,163)	$147,743

Common Stock Issued for Services			3,500,000	3,500	25,282		28,782
Common Stock Issued under REG A			200,000,00	20,000	180,000		200,000
NET LOSS JUNE 30, 2021						(48,713)	(48,713)
BALANCE JUNE 30, 2021	3	$0	115,010,196	$115,010	$333,678	$(180,876)	$267,812

The accompanying notes are an integral part of the financial statements.

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STARSTREAM ENTERTAINMENT, INC.

NOTES TO THE FINANCIAL STATEMENTS JUNE 30, 2021

(UNAUDITED)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A.	ORGANIZATION AND OPERATIONS

Starstream Entertainment, Inc. (The “Company”) is the successor entity to the business of Gelia Group Corp. a corporation formed in Nevada on August 20, 2012. The Corporation was the financing entity for various movie production projects. In November 2013 the Company changed its name to Starstream Entertainment, Inc.

In June of 2019, the Company acquired all of the assets of Facetime Consulting & Promotions. The merger requires that the Company divest itself of its media subsidiary and maintain the name to Starstream Entertainment, Inc. the Company retains the name Starstream Entertainment, Inc. and the symbol to SSET.

On July 26, 2019 the Corporation amended its Articles of Incorporation to raise its authorized stock to 450,000,000 (four hundred and fifty million). And the Corporation further amended its Articles of Incorporation to designate 1,000,000 Preferred Shares as Convertible Preferred Series B Stock with a par value of $.001. The holders of the Convertible Preferred Series B Stock are entitled to vote together with the holders of the Company's Common Stock and Series A Preferred Stock. The total aggregate issued shares of Series B Preferred Stock at any given time, regardless of their number, shall have voting rights equal to four times the sum of: i) the total number of shares of Common Stock which are issued and outstanding at the time of voting, plus ii) the total number of votes Preferred Series A holders are entitled. At no time can the combination of votes by Common shareholders and Series A Preferred shareholders be equal to or greater than the votes entitled to Convertible Preferred Series B shareholders. The holders of the Convertible Preferred Series B Stock are entitled to 100,000,000 shares of Common Stock for every 1 share of Convertible Preferred Series B Stock. The Corporation issued 1 share of Convertible Series B Preferred Stock to Carla Rissell.

B.	BASIS OF ACCOUNTING

The Company utilizes the cash method of accounting, whereby revenue is recognized when received and expenses when paid. The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information with the exception of the utilization of the cash basis method rather than the accrual method. As such, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and these adjustments are of a normal recurring nature. The results of operations for the Six months ended June 31, 2021 and June 31, 2020 are not necessarily indicative of the results for the full fiscal year ending December 31, 2020.

C.	USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

D.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand; cash in banks and any highly liquid investments with maturity of three months or less at the time of purchase. The Company maintains cash and cash equivalent balances at several financial institutions, which are insured by the Federal Deposit Insurance Corporation up to $250,000.

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STARSTREAM ENTERTAINMENT, INC.

NOTES TO THE FINANCIAL STATEMENTS JUNE 30, 2021

(UNAUDITED)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

E.	COMPUTATION OF EARNINGS PER SHARE

Net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period.

F.	INCOME TAXES

In February 1992, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards 109 of "Accounting for Income Taxes." Under Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

G.	REVENUE RECOGNITION

Revenue for license fees is recognized upon the receipt of the amount of the contract. Contract fees are generally due based upon various progress milestones. Revenue from contract payments are recorded as received. Any adjustments between actual contract payments and estimates are made to current operations in the period they are determined.

H.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reported in the balance sheet for cash, accounts receivable, inventory, accounts payable and accrued expenses, and loans payable approximate their fair market value based on the short-term maturity of these instruments.

NOTE 2 –NOTES AND OTHER LOANS PAYABLE

The Company borrowed $10,990 as a demand note on December 31, 2017 from Carla Rissell. The note carries no interest it was originally from a shareholder. On January 1, 2020 the note holder added $3,000 to the demand note. The note is carried as a current liability and the noteholder could call it due at any time. The note was paid off in the second quarter of 2020. On February 18, 2020 the Company borrowed $25,000 as a convertible promissory note from Tiger Trout Capital of Puerto Rico Inc. The note has a due date of February 18, 2021 and has a per annum interest rate of 12%. The note has a conversion option whereby the holder can convert all or any part of the principal face into Common Stock equal to a 50% discount of the lowest traded price of the market for the period of 30 days prior to the notice of conversion. On October 13, 2020 the note holder converted the note through the REG A for 2,500,000 shares. On June 30, 2020 the Company secured a $98,500.00 from the Small Business Administration, the interest rate is 3.75% per annum and is a 30 year note with the first payment due in 8 months.

NOTE 3– ACCRUED SALARIES

There were no salaries accrued in the six months ended June 31, 2021 and June 31, 2020 respectively.

NOTE 4- SUBSEQUENT EVENTS

were no events that would require additional disclosure at the time of financial statement presentation.

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Item 4.	Exhibits

Index to Exhibits

Exhibit No.	Description
2.1	Articles of Incorporation (1)
2.2	Certificate of Amendment 10-09-2013 (1)
2.3	Certificate of Designation 10-09-2013 (1)
2.4	Certificate of Amendment 10-30-2013 (1)
2.5	Certificate of Amendment by Custodian 07-31-2019 (1)
2.6 2.7 2.8 2.9 6.1

Certificate, Amendment or Withdrawal of Designation 07-31-2019 (1)

Certificate of Amendment 8-05-2019 (1)

By-Laws (1)

Notice of Entry of Order - Order Appointing Custodian on March 20, 2019 (1)

Employment Agreement of Carla Rissell (1)

_________

(1) Filed as an exhibit to the Company’s Form 1-A dated March 18, 2022 and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARSTREAM ENTERTAINMENT, INC.

Dated: March 22, 2022	By:	/s/ Carla Rissell
Carla Rissell
Chief Executive Officer

By:	/s/ James DiPrima
James DiPrima
Chief Financial Officer, Chief Accounting Officer and Director

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